Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-135545
November 7, 2006

JetBlue Airways Corporation (‘‘JetBlue’’)
(NASDAQ Symbol: JBLU)

Securities:	JetBlue Airways (Spare Parts) G-1 Pass Through Certificates (the ‘‘Class G-1 Certificates’’)	JetBlue Airways (Spare Parts) B-1 Pass Through Certificates (‘‘Class B-1 Certificates’’ and, together with the Class G-1 Certificates, the ‘‘Certificates’’)
Public Offering Price:	100%	100%
Amount:	$74,128,000	$49,418,000
CUSIP:	47714T AA 2	47714U AA 9
ISIN:	US47714TAA25	US47714UAA97
Coupon:	USD 3-month LIBOR + 0.23%	USD 3-month LIBOR + 2.875%

Maximum Interest Rate for Class G-1 Certificates:	Interest rate for the Class G-1 Certificates is subject to a maximum rate equal to the Capped Interest Rate for any interest period commencing on any regular distribution date if a payment default by JetBlue exists on such regular distribution date and continues throughout such interest period
Capped Interest Rate for Class G-1 Certificates:	Capped LIBOR (10% per annum) plus 0.23% per annum
Calculation of Amounts Available under Primary Liquidity Facility:	The amount available under the Primary Liquidity Facility for the payment of accrued interest on the Class G-1 Certificates has been calculated utilizing the Capped Interest Rate
Amount Available under Primary Liquidity Facility at January 2, 2007:	$15,398,301
Optional Redemption:	JetBlue may elect to redeem all or (so long as no Payment Default has occurred and is continuing) a portion of the Equipment Notes of any Series at any time prior to maturity, except that no Equipment Notes may be redeemed by JetBlue prior to the third anniversary of the original issuance date of the Certificates (other than in connection with a redemption to satisfy the maximum Collateral Ratio requirements or the minimum Rotable Ratio requirement, or to the extent required as a result of certain reductions in JetBlue's aircraft fleet). The redemption price in such case will be the principal amount of the Equipment Notes to be redeemed, together with accrued and unpaid interest and LIBOR break amount, if any.
In addition, in the case of an optional redemption of the Series B-1 Equipment Notes that relate to the Class B-1 Certificates on or after the third anniversary and prior to the fifth anniversary of the original issuance date of the Class B-1 Certificates (except in connection with a redemption to satisfy the maximum Collateral Ratio requirements, or to the extent required as a result of certain reductions in JetBlue's aircraft fleet), the redemption price will include a Premium equal to the following percentage of the principal amount redeemed:

If redeemed during the year prior to the anniversary of the original issuance date indicated below	Series B-1 Premium
4th	4.0%
5th	2.0%
In the case of an optional redemption of Equipment Notes that relate to the Certificates prior to the fifth anniversary of the original issuance date of the Certificates required as a result of certain reductions in JetBlue's aircraft fleet, the redemption price will include a Premium equal to the following percentage of the principal amount redeemed:

If redeemed during the year prior to the anniversary of the original issuance date indicated below	Series G-1 Premium	Series B-1 Premium
1st	1.0%	4.0%
2nd	1.0%	4.0%
3rd	1.0%	4.0%
4th	None	4.0%
5th	None	2.0%

Underwriting Commission and Other Compensation:	Underwriters Compensation: $2,285,601 Structuring Fee Payable to Morgan Stanley & Co. Incorporated: $247,092
Date of Underwriting Agreement:	Dated November 7, 2006
Use of Proceeds:	The proceeds will be used to fund working capital and capital expenditures
Settlement:	November 14, 2006 (T + 5) closing date, the 5th business day following the date hereof
Preliminary Prospectus Supplement:	JetBlue has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated November 7, 2006, which includes additional information regarding the Certificates

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free 1-866-718-1649.